UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MEDIA CONTACT:	INVESTOR CONTACT:
Gil Messing	Kip E. Meintzer
Check Point Software Technologies	Check Point Software Technologies

press@us.checkpoint.com	ir@us.checkpoint.com

Check Point Software Extends Leadership in Cloud
Security with Unmatched Serverless Protection

The acquisition of a pioneering serverless technology company further expands its
CloudGuard platform and Infinity architecture to protect cloud workloads from 6th
Generation’s Cyber Attacks

SAN CARLOS, CA —  December 2nd,  2019 -- Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber security solutions globally, today announces the acquisition of  Protego, a new Serverless security technology company.  With this acquisition, Check Point becomes the first security vendor in the industry to have a consolidated security solution for cloud workload protection (CWPP) and security posture management (CSPM), delivering continuous serverless security with unmatched run time protection and application hardening.

Protego provides a serverless security technology that prevents malicious attacks on serverless functions in run time, and prevents vulnerable code from being deployed into production.

The rapid adoption of serverless computing technologies such as AWS Lambda is challenging existing cloud and application security paradigms. The move to cloud native applications bears many inherent vulnerabilities and potential misconfigurations that require extending security solution to protect functions and code.

Check Point will be integrating innovative serverless security technology into its Infinity architecture, the market leading consolidated security solution to support Networks, Mobile, Endpoint, IoT and Cloud environments.

The Check Point CloudGuard platform provides consistent and comprehensive cloud security for all assets in public, private, hybrid or multi-cloud environments. The solution is now extended with serverless security providing the CISO with full visibility, control and complete security coverage of all serverless estate with a click of a button. Protego’s technology integrates out-of-the-box with the broadest set of CI/CD frameworks so DevOps teams ensure that only compliant functions are deployed to production. In addition, customers rave the new technology for its innovative IAM hardening capabilities and minimal performance impact in protecting serverless run time environments.

The transaction is expected to be closed in Q4 2019 and the technology will be integrated into the Infinity architecture in Q1 2020.

Follow Check Point via:
Twitter: http://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: http://blog.checkpoint.com
YouTube: http://www.youtube.com/user/CPGlobal
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally.  Check Point’s solutions protect customers from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware and advanced targeted threats. Check Point offers a multilevel security architecture, “Infinity Total Protection with Gen V advanced threat prevention”, this combined product architecture defends enterprise’s cloud, network and mobile devices. Check Point provides the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

©2019 Check Point Software Technologies Ltd.
All rights reserved       |       P. 2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

December 2, 2019

©2019 Check Point Software Technologies Ltd.
All rights reserved       |       P. 3